FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 6, 2003

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X                             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                      No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                      No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item
1.	Summary of the resolutions passed by the General Ordinary and Extraordinary Meeting held on April 30, 2003

FREE TRANSLATION

FOR IMMEDIATE RELEASE

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

Summary of the resolutions passed by the

General Ordinary and Extraordinary Meeting

held on April 30, 2003

11 Shareholders attended the meeting, 2 on their own, and 9 by proxy, with an aggregate number or 659,775,394 shares entitling to an equal number of votes, and representing 67.0244% of the capital and shares.

The resolutions passed upon considering each item of the Agenda are the following:

1º)  Appointment of two shareholders to approve and sign the minutes.

The appointees were Ms. María Elvira Cosentino, representative of Nortel Inversora S.A., and Mr. Fernando Ledesma Padilla, representative of Morgan Guaranty Trust, as Depositary of the Company ADR’s.

2º)  Consideration of the documentation provided for in Section 234, subsection 1º of Law 19,550 and Rules of the “Comisión Nacional de Valores” (“CNV”) and of the financial documentation in the English language required by regulation of the CNV and the U.S. Securities and Exchange Commission, corresponding to the 14th fiscal year ended December 31, 2002.

The whole of the documentation submitted to the Shareholders was approved without any modifications, with the exception of the proposal stated in the Annual Report regarding the allocation of Unappropriated Retained Earnings, a subject specifically dealt with in another point of the Agenda.

3º)  Approval of the earning results of the fiscal year, and the proposal of the Board of Directors related to allocation to a new fiscal year of the whole of the loss in Unappropriated Retained Earnings as of December 31, 2002.

The allocation to a new fiscal year of the whole of the loss in Unappropriated Retained Earnings as of December 31, 2002 was approved.

4º)  Consideration of the performance of the Board of Directors and the Surveillance Committee holding office during the 14th fiscal year.

The performance of the Board of Directors and the Surveillance Committee holding office during the fourteenth fiscal year was approved.

5º)  Consideration of the fees of the Board of Directors (P$ 1,140,000) holding office during the fiscal year ended on December 31, 2002 in which financial loss carryforwards was reported in accordance with the Regulation of the Comisión Nacional de Valores. Authorization to the Board of Directors to make payments in advance of the amount determined by the Meeting, to the Directors performing technical-administrative tasks or special assignments during the 15th fiscal year. Fees of the Surveillance Committee.

A global fee of P$ 1,062,000 was assigned to the Board of Directors that held office during the 14th fiscal year. Additionaly, a global fee of P$ 170,000 was assigned to the Surveillance Committee. The Board of Directors was authorized, ad-referendum of the resolution taken by the relevant Shareholders Meeting, to make fee advances to the independent directors or those performing technical-administrative tasks or special assignments during the 15th fiscal year, up to a maximum amount of P$ 1,800,000, empowering the Board of Directors to increase such maximum amount upon the basis of a reasonable parameter in case the Argentine economy experiences an inflationary process.

6º)  Determination of the number of regular and alternate directors to hold office during the 15th fiscal year.

The number of regular and alternate directors to hold office during the 15th fiscal year was established in 6 (six) and 6 (six) respectively.

7º)    Appointment of regular and alternate directors.

The following were appointed regular directors: Messrs. Amadeo Ramón Vázquez, Jean-Pierre Achouche, Christian Paul Chauvin, Alberto Yamandú Messano, Franco Livini, and Jorge Brea. The following were appointed alternate directors: Ms. Yolanta de Cacqueray and Messrs. Máximo Bomchil and Jacques Brun (as alternates, indistinctly, of Messrs. Achouche and Chauvin), and Messrs. Guillermo Brizuela, Carlos Eduardo Monte Alegre Toro and Marco Girardi (as alternates, indistinctly, of Messrs. Messano and Livini).

8º)  Appointment of the regular and alternate members of the Surveillance Committee.

Messrs. Enrique Garrido, Néstor José Belgrano, and Ms. María Rosa Villegas Arévalo were appointed regular syndics, and Messrs. Juan Martín Arocena, Gustavo Andrés de Jesús and Javier Martín Petrantonio were appointed alternate syndics. The latter shall replace the relevant regular member on a personal basis, according to the appointment order thereof.

9º)  Appointment of the External Auditors of the financial statements corresponding to the 15th fiscal year, and determination of their fees, as well as that corresponding to those holding office during the fiscal year ended December 31, 2002.

“Pistrelli, Henry Martin y Asociados SRL” (a member of “Ernst & Young Global”) jointly with Price Waterhouse & Co. were appointed External Auditors of the Financial Statements of the 15th Fiscal Year, and their compensation was resolved to be established by the Shareholders Meeting considering such Financial Statements, empowering the Board of Directors to establish service modalities and make advances. As to the compensation to the External Auditors providing services during the fiscal year ended December 31, 2002, the same was established in the total amount of P$ 640,000, VAT excluded.

10º)  Consideration of the granting to the Board of Directors ample powers for the change of ratio of the ADRs that represent shares of the Company.

The Board of Directors was granted ample powers to provide, whenever necessary or whenever the Board of Directors deems convenient, the Change of Ratio of the ADRs that represent shares of the Company, enabling it to determine the amount of shares that will represent each ADR and to determine all the terms and conditions of the change of ratio resolved.

11º)  Consideration of the Non Adhesion to the Optional Statutory Regime of Compulsory Public Purchase Offer (“Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”). Consequent amendment of article 1 of the Corporate Bylaws. Appointment of the persons in charge of taking the administrative steps for the approval and registration of the amendment.

The NON ADHESION of Telecom Argentina STET-France Telecom S.A. to the Optional Statutory Regime of Compulsory Public Purchase Offer (“Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”) as well as the consequent amendment of article 1 of the Corporate Bylaws within the following terms were approved:

“First Article:    With the denomination of TELECOM ARGENTINA STET-FRANCE TELECOM S.A. continues operating the company established under the name of Sociedad Licenciataria Norte Sociedad Anónima and has its legal address in the City of Buenos Aires. In compliance with the resolutions of the Ordinary and Extraordinary Shareholders Meeting held on April 30, 2003, it is a Company Non-adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer. The address of the Company may not be moved out of the Republic of Argentina without the prior authorization of the competent authority or of the authority that might replace it in the future”.

Also, it was resolved that the amendment of the Corporate Bylaw shall be made through a private instrument, and Ms. María Delia Carrera Sala, Ms. Andrea Viviana Cerdán, and Ms. Graciela Lazzati were appointed to, individually or indistinctly, take all the necessary steps to obtain the approval and registration of the amendment of the Corporate Bylaws approved, with ample powers to that regard.

All the resolutions of the Shareholders Meeting were taken by the majority of the votes casted, and the voluntary abstentions were not computed in the calculation base.

Ms. Nora Lavorante attended the Meeting on behalf of the Buenos Aires Stock Exchange.

Amadeo R. Vázquez

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date: May 6, 2003	By:	/S/ CHRISTIAN CHAUVIN

Name: Christian Chauvin
Title: Vice-President